Exhibit 99.1

Lufax to Announce Third Quarter 2026 Financial Results on October 27, 2026

SHANGHAI, October 20, 2026 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that it plans to release its third quarter 2026 financial results after the market closes on Tuesday, October 27, 2026, U.S. Eastern Time.

The Company’s management will hold an earnings conference call at 9:00 P.M. U.S. Eastern Time on Tuesday, October 27, 2026 (9:00 A.M. Beijing Time on Wednesday, October 28, 2026) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: https://dpregister.com/sreg/10212714/1051ae54b60

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

The replay will be accessible through November 03, 2026, by dialing the following numbers:

United States:	1-855-669-9658
International:	1-412-317-0088
Conference ID:	5224502

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners and others. In doing so, the Company has established relationships with over 85 financial institutions in China as funding partners, many of which have worked with the Company for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

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